# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARKETWISE, INC., CIK 0001805651
CUSIP: 57064P107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1125 N. CHARLES STREET, 1125 N. CHARLES STREET, BALTIMORE, Maryland (MD), 21201
Date of event which requires filing of this statement: 04/07/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001628280-22-006096
Filed by CIK 0001911462

## Reporting persons
- Kelly Jared M: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 138,317; shared voting power 0; sole dispositive power 138,317; shared dispositive power 0; aggregate amount beneficially owned 138,317 (4.7% of the class)

## Item 1. Issuer
Name of issuer: MARKETWISE, INC.
Address of issuer's principal executive offices: 1125 N. CHARLES STREET, 1125 N. CHARLES STREET, BALTIMORE, MARYLAND, 21201.

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Jared Kelly (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is 1119 Saddle Creek Court, Sparks, MD 21152.
Citizenship: Jared Kelly is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 138317
Percent of class: 4.72%
Sole power to vote or to direct the vote: 138317
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 138317
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kelly Jared M: /s/ Jared Kelly, N/A (08/17/2026)